SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
                                    --------
                             CARSUNLIMITED.COM, INC.
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                                (Name of Issuer)

                     Common Stock, par value 0.001 per share
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                         (Title of Class of Securities)

                                   14606P-103
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                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 1, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         CUSIP No. 14606P-103
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Fursa Alternative Strategies LLC
                  I.R.S. No.: 13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[X]
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  413,045,135*
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  413,045,135**
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  413,045,135*
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES (see Instructions)*      [X]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  40.4%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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     *The shares of Common Stock issuable upon  conversion of convertible  notes and exercise of warrants held by the Reporting Person does not include 48,804,476 shares underlying a warrant held by Sagamore Hill Capital LLC, which may be deemed as affiliated.

     **Carsunlimited.com, Inc. (the "Issuer") issued to Fursa Alternative Strategies LLC (the "Reporting Person") a warrant to purchase 48,804,476 shares of Common Stock pursuant to a Secured Line of Credit Agreement between the Issuer and the Reporting Person, of which, 25% is subject to automatic redemption of the Issuer upon the Issuer's receipt of a purchase order from a major cosmetic company as specified in the warrant, and another 25% is subject to the redemption by the Issuer at an aggregate purchase price of $125,000 upon the expiration or termination of the line of credit, whichever occurs first.

INTRODUCTION:

The Reporting Person is filing this Amendment No. 2 to Schedule 13D to disclose that, pursuant to a Secured Line of Credit Agreement dated February 1, 2007 between the Reporting Person and the Issuer, under which the Issuer issued a 5-year warrant to the Reporting Person to purchase 48,804,424 shares of Common Stock of the Issuer at an initial exercise price equal to $0.055 (i.e., 5.5 cents) per share.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  Fursa Alternative Strategies LLC
(b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, 54th Floor, New York, NY 10166-3399.
(c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.
(d,e)During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
     (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f)  The Reporting Person is organized under the laws of Delaware.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 1, 2007, the Reporting Person may be deemed to beneficially own 413,045,135 shares of the Issuer's Common Stock, representing approximately 40.4% of the outstanding Common Stock (based on 609,259,259 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-QSB filed with the Commission on November 20, 2006).

(c) The Reporting Person's beneficial ownership in the Issuer's Common Stock increased to 413,045,135 shares in February 2007.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

Fursa Alternative Strategies LLC,
a Delaware Limited Liability Company

                                           By: /s/ William F. Harley
                                           --------------------------------
                                           Name:    William F. Harley III
                                           Title:   Chief Investment Officer